CONSENT OF KAPPES, CASSIDAY & ASSOCIATES

We hereby consent to the use of our name in connection with the following report and documents, which are being filed as exhibits to and incorporated by reference into the registration statement on Form 40-F of Gammon Lake Resources Inc. (the "Company") being filed with the United States Securities and Exchange Commission:

1. The technical report dated November 29, 2004, entitled "Ocampo, Chihuahua, Underground and Surface Mines Mill and Heap Leach – Bankable Feasibility Study" (the "Ocampo Report");

2. The annual information form of the Company dated March 29, 2007, which includes reference to our name in connection with information relating to the Ocampo Report, and the properties described therein.

March 29, 2007

Kappes, Cassiday & Associates

By: [signature]
Name: DANIEL W. KAPPES.
Title: PRESIDENT.